Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Penn Virginia Corporation:

We consent to the use of our reports dated February 27, 2009, with respect to the consolidated balance sheets of Penn Virginia Corporation and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 Annual Report on Form 10-K of the Company, incorporated by reference herein. Our report on the consolidated financial statements refers to a change in the method of accounting for income tax uncertainties.

Houston, Texas

May 14, 2009